

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2018

James J. Judge
Chief Executive Officer
Eversource Energy
300 Cadwell Drive
Springfield, Massachusetts 01104

> **Re:** **Connecticut Water Service Inc.**
> **PREC14A filed April 27, 2018**
> **Response Dated May 29, 2018**
> **Filed by Eversource Energy**
> **File No. 000-08084**

Dear Mr. Judge:

We have reviewed your May 29, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 24, 2018 letter. Defined terms used here have the same meaning as in your proxy statement.

1. We note your response to comment 1 and your proposed revised disclosure. Please balance your proposed amended disclosure by providing more prominent disclosure highlighting and detailing the possible limitations on cash consideration to be received by CTWS shareholders electing to receive cash for their CTWS shares, including any cap or other limitation, as described in your previous response letter. In each instance in the revised proxy statement where you refer to the certainty associated with the Eversource Proposal as compared to the Proposed SJW Merger, disclose the fact that the terms of any acquisition by Eversource have not been determined and that the final consideration to be received in such a transaction could include limits on any cash/stock election feature. Please also disclose that such terms are subject to further negotiation and discussion.

2. We note your response to comment 4. While we understand the method by which you calculated total shareholder returns for SJW Group, it is still unclear how you arrived at the specific percentage disclosed. In this regard, you should replicate how you calculated

the sum of SJW Group's cumulative amount of dividends for the ten-year period disclosed.

Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Mara Ransom, Assistant Director, Office of Consumer Products, at (202) 551-3720, or me at (202) 551- 3263 with any other questions.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Marko S. Zatylny, Esq. (via email)